                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                Hoenig Group Inc.
                                -----------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   434 396 107
                                   -----------
                                 (CUSIP Number)

                            Charles I. Weissman, Esq.
                      Swidler Berlin Shereff Friedman, LLP
                              The Chrysler Building
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 973-0111
                      ------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                December 28, 2001
                      ------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                               (Page 1 of 8 Pages)
-------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 8 Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 434 396 107
          -----------
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Laura H. Hoenig Grantor Retained Annuity Trust  13-7303535
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
                N/A
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
                New York
--------------------------------------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF                 500,000
       SHARES
    BENEFICIALLY
      OWNED BY
        EACH
      REPORTING
       PERSON
        WITH
                 ---------------------------------------------------------------
                      8    SHARED VOTING POWER

                 ---------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER
                                500,000
                 ---------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                500,000
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                6.4%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
                OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

                                                               Page 3 of 8 Pages

--------------------------------------------------------------------------------
CUSIP No. 434 396 107
          -----------
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Laura H. Hoenig
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
                N/A
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
                U.S.A.
--------------------------------------------------------------------------------
                       7      SOLE VOTING POWER
      NUMBER OF                     19,000
       SHARES
    BENEFICIALLY
      OWNED BY
        EACH
      REPORTING
       PERSON
        WITH
                ----------------------------------------------------------------
                       8      SHARED VOTING POWER

                ----------------------------------------------------------------
                       9      SOLE DISPOSITIVE POWER
                                       19,000
                ----------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                19,000
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                [X]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0.2%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
                IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 8 Pages
                                  SCHEDULE 13D

     This Schedule 13D is being filed by the Laura H. Hoenig Grantor Retained Annuity Trust and also by Laura H. Hoenig.

ITEM 1. SECURITY AND ISSUER.

     This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Hoenig Group Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at Reckson Executive Park, 4 International Drive, Rye Brook, New York 10573.

ITEM 2. IDENTITY AND BACKGROUND.

     This Schedule 13D is being filed by the Laura H. Hoenig Grantor Retained Annuity Trust (the "LHH Grantor Trust"), which was formed by Mrs. Laura Hoenig on December 27, 2001 under the laws of the State of New York. On December 28, 2001, Mrs. Hoenig transferred 500,000 shares of Common Stock beneficially owned by her to the LHH Grantor Trust without consideration. Mrs. Hoenig received the 500,000 shares of common stock as a distribution from the Laura H. Hoenig Family Trust (the "Family Trust") on December 28, 2001. The address of the LHH Grantor Trust is 20 Sherwood Avenue, Greenwich, Connecticut 06831.

     This Schedule 13D also is being filed by Mrs. Hoenig to report the acquisition and disposition of beneficial ownership of 500,000 shares of Common Stock on December 28, 2001. The shares were acquired by Mrs. Hoenig on that date for no consideration in a distribution from the Family Trust. On the same date, Mrs. Hoenig transferred the shares of Common Stock to LHH Grantor Trust for no consideration.

     The trustees of the LHH Grantor Trust are Mrs. Hoenig, Ms. Kathryn Hoenig, and Mr. Robert Spiegel. Mrs. Laura Hoenig is the sole beneficiary of the LHH Grantor Trust until December 28, 2006. Thereafter, the beneficiaries of the LHH Grantor Trust are Mrs. Hoenig's descendants which would include her children, Ms. Kathryn Hoenig, Mr. Ronald H. Hoenig, Jr. and Ms. Susan Hoenig. Ms. Kathryn Hoenig is the Secretary of the Company, Hoenig & Co., Inc. ("Hoenig") (a wholly-owned subsidiary of the Company) and Axe-Houghton Associates, Inc. ("Axe-Houghton") (a wholly-owned subsidiary of the Company) and also is the Vice President, General Counsel and Secretary of the Company. She is also a director of the Company and Axe-Houghton. Mr. Spiegel is a director of the Company and Axe-Houghton and currently serves on the Board of Directors of Gunther International, Ltd., a Connecticut-based company which develops, markets and services high technology mailing and sorting equipment. The address of Mrs. Laura Hoenig is 20 Sherwood Avenue, Greenwich, Connecticut 06831. The address of Ms. Kathryn Hoenig and Mr. Robert Spiegel is c/o Hoenig Group Inc., Reckson Executive Park, 4 International Drive, Rye Brook, New York 10573. The principal executive offices of Hoenig and

                                                               Page 5 of 8 Pages

Axe-Houghton are also located at Reckson Executive Park, 4 International Drive, Rye Brook, New York 10573.

     During the past five years, neither the LHH Grantor Trust nor any trustee of the LHH Grantor Trust has been convicted in any criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Each of the trustees of the LHH Grantor Trust is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On December 27, 2001, Mrs. Hoenig formed the LHH Grantor Trust. On December 28, 2001, for no consideration, Mrs. Hoenig received 500,000 shares of Common Stock in a distribution from the Family Trust. Mrs. Hoenig transferred the 500,000 shares of Common Stock on the same date to the LHH Grantor Trust for no consideration.

ITEM 4. PURPOSE OF TRANSACTION.

     On December 28, 2001, Mrs. Hoenig received in a distribution from the Family Trust and then transferred 500,000 shares of Common Stock to the LHH Grantor Trust without consideration.

     Except as otherwise disclosed herein, neither the LHH Grantor Trust nor any trustee of the LHH Grantor Trust has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     As of the date hereof, the LHH Grantor Trust beneficially owns 500,000 shares of Common Stock, representing approximately 6.4% of the outstanding Common Stock (according to the Company's Form 10-Q for the quarter ended September 30, 2001, as of November 14, 2001 there were 7,858,791 shares of Common Stock outstanding). Other than as set forth herein, neither the LHH Grantor Trust nor any trustee of the LHH Grantor Trust has made any purchases or sales of securities of the Company during the sixty days preceding the date of this Schedule 13D.

     The trustees of the LHH Grantor Trust are Mrs. Hoenig, Ms. Kathryn Hoenig and Mr. Robert Spiegel. Mrs. Hoenig is the sole beneficiary of the LHH Grantor Trust until December 27, 2006 and thereafter Mrs. Hoenig's descendants, which include her children, are the beneficiaries of the LHH Grantor Trust.

     As of the date hereof, Mrs. Hoenig beneficially owns 19,000 shares of Common Stock, representing approximately 0.2% of the outstanding Common Stock (according to the

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                                                               Page 6 of 8 Pages

Company's Form 10-Q for the quarter ended September 30, 2001, as of November 14, 2001 there were 7,858,791 shares of Common Stock outstanding.). Such 19,000 shares do not include 100,000 shares of Common Stock beneficially owned by an adult child of Mrs. Hoenig who shares her home. Mrs. Hoenig disclaims beneficial ownership of such shares. Mrs. Hoenig has sole voting and dispositive power with respect to the 19,000 shares beneficially owned by her.

     As of the date hereof, Ms. Kathryn Hoenig beneficially owns 197,501 shares of Common Stock, representing approximately 2.5% of the outstanding Common Stock (according to the Company's Form 10-Q for the quarter ended September 30, 2001, as of November 14, 2001 there were 7,858,791 shares of Common Stock outstanding). Such shares include 82,499 shares of Common Stock issuable upon exercise of options granted to Ms. Kathryn Hoenig under the Company's various stock option plans which are exercisable by Ms. Kathryn Hoenig within the next sixty days but do not include 25,001 shares of Common Stock issuable upon exercise of options granted to Ms. Kathryn Hoenig under the Company's various stock option plans which are not exercisable by her within the next sixty days. Ms. Kathryn Hoenig has sole voting and dispositive power with respect to the 197,501 shares beneficially owned by her.

     As of the date hereof, Mr. Robert Spiegel beneficially owns 358,718 shares of Common Stock, representing approximately 4.6% of the outstanding Common Stock (according to the Company's Form 10-Q for the quarter ended September 30, 2001, as of November 14, 2001 there were 7,858,791 shares of Common Stock outstanding). Such shares include 7,000 shares of Common Stock issuable upon exercise of options granted to Mr. Spiegel under the Company's various stock option plans which are exercisable by Mr. Spiegel within the next sixty days but do not include 3,000 shares of Common Stock issuable upon exercise of options granted to Mr. Spiegel under one of the Company's stock option plans which are not exercisable by him within the next sixty days. Mr. Robert Spiegel has sole voting and dispositive power with respect to the 358,718 shares beneficially owned by him.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

     Exhibit A -- Joint Filing Agreement between Laura H. Hoenig and the Laura
     ---------
H. Hoenig Grantor Retained Annuity Trust, dated January 7, 2002.

                                                               Page 7 of 8 Pages

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            LAURA H. HOENIG GRANTOR RETAINED
                                            ANNUITY TRUST


Dated: January 7, 2002                      By: /s/ Kathryn Hoenig
                                                --------------------------
                                                Kathryn Hoenig, Trustee


                                            LAURA H. HOENIG

Dated: January 7, 2002                          /s/ Laura H. Hoenig
                                            ------------------------------------

                                                                       Exhibit A
                                                                       ---------

                             JOINT FILING AGREEMENT
                             ----------------------

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Hoenig Group Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.


     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 7th day of January, 2002.

                                        Laura H. Hoenig Grantor Retained Annuity
                                        Trust

Dated: January 7, 2002                  By: /s/ Kathryn Hoenig
                                            ------------------------------------
                                                Kathyrn Hoenig, Trustee


Dated: January 7, 2002                      /s/ Laura H. Hoenig
                                            ------------------------------------
                                                Laura H. Hoenig